MEMORANDUM OF RESPONSES
                         PETROSEARCH ENERGY CORPORATION
                       REGISTRATION STATEMENT ON FORM SB-2
                              FILED ON JUNE 3, 2005
                               FILE NO. 333-125539


1. In response to the Staff's comment, we have included additional language in the prospectus to clarify the meaning of the requested industry-specific terms.

2. In response to the Staff's comment, we have included the complete mailing address and telephone number of our principle executive offices in compliance with Item 503(b) of Regulation S-B. Please note that our principle executive offices have moved since the date of the initial filing of the Form SB-2 Registration Statement.

3. In response to the Staff's comment, we have eliminated all parenthetical definitions from the prospectus.

4. In response to the Staff's comment, we have made the requested revision to the Prospectus Summary.

5. In response to the Staff's comment, we have reviewed all risk factors and have added, revised and/or deleted certain disclosure to include specific material risks to us or to the purchasers in this offering.

6. In response to the Staff's comment, we have revised the risk factor to clarify the potential risk being conveyed.

7. In response to the Staff's comment, we have eliminated the language referencing prices paid to related parties being competitive. Additionally, as further discussed in our response to Comment 52, Mr. Wayne Beninger is now our employee and we no longer utilize the services of Southwest Oil & Gas Management. Therefore, we have deleted the appropriate portion of this risk factor as the risk no longer exists.

8. In response to the Staff's comment, we have revised the risk factor to identify the key personnel upon whom we rely and to clarify the risk we face.

9. In response to the Staff's comment, we have reviewed our policy and have deleted this risk factor.

10. In response to the Staff's comment, we have revised this risk factor to clarify the relationship with Rock Energy Partners.

11. In response to the Staff's comment, we have reviewed our projects and have deleted this risk factor as it is not applicable as a unique risk to us.
Specifically, please note that we have not encountered any faster than anticipated depletion in any of our projects. With regard to the Gruman well in North Dakota, we have reviewed and expanded our disclosure in the section entitled "Current Projects" to convey the pressure depletion issue with this well.

12. In response to the Staff's comment, we have revised this risk factor to clarify the status of proved reserves. Based on all available data, we believe that the estimates of proved reserves included in the Form SB-2 registration statement comply with the requirements of Regulation S-X Rule 4-10(a). All estimates of proved reserves have at least a reasonable certainty of being recovered under current conditions. The significant decline in production for the North Dakota well occurred as a result of pressure depletion during the fiscal year 2004 and is reflected in the report of reserve estimates for December 31, 2004, provided by McCartney Engineering as Exhibit 99.1. Although the production began to further decline in early 2005, we noted that this decline seemed to be accompanied by an increase in power consumption by the electric submersible pump. This suggested that the pump was beginning to fail, which it did on July 7, 2005. As of July 12, 2005, the pump is being replaced and the well is expected to return to a rate of approximately 200 bopd and follow the projection of production as established by McCartney Engineering, LLC in their report of March 17, 2005. See also our responses to the Staff's comments for Items 23 and 53 herein.

13. In response to the Staff's comment, we have reviewed our business description and have expanded the disclosure as appropriate to convey any material issues related to competitive business conditions and the cost and effect of compliance with environmental laws.

14. In response to the Staff's comment, we have reviewed our current customer base and industry status and have added disclosure related to our customers in the section entitled "The Business." However, we believe there is a sufficient market to support our revenues in the event we were to lose all current customers. Therefore, we have eliminated the specific risk factor related to reliance on a limited number of customers as we do not think it is applicable. In further response to the Staff's comment, we have included all existing customer contracts as exhibits. Our current customers are as follows: Bear Paw Energy, LLC; Plains Marketing, L.P.; GulfMark Energy, Inc.; and Eighty Eight Oil, LLC.

15. In response to the Staff's comment, we have revised the disclosure to eliminate any speculation about the number of projects we intend to drill.

16. In response to the Staff's comment, we have expanded our disclosure on page 17 to clarify the after-payout back-in interest.

17. In response to the Staff's comment, the status of borrowings under the revolving credit agreement was previously disclosed under the final paragraph of this section. To increase the visibility of this disclosure, the sentence detailing the status of the borrowings has been moved to the left margin to become a separate paragraph and additional language has been added to update the


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
current  status  of  the  borrowings.   We  have  also updated the disclosure to
"Revolving  Credit  Agreement"  on  page  30.

18. In response to the Staff's comment, we have expanded the MD&A and Plan of Operations section to include a discussion of known trends or uncertainties.

19. In response to the Staff's comment, we have expanded the MD&A and Plan of Operations section to include a discussion of estimates and assumptions involved in the application of GAAP.

20. In response to the Staff's comment, we have expanded the Results of Operations section to include a more detailed discussion of the changes in financial statement line items.

21. In response to the Staff's comment, we have reviewed the allocation of costs associated with overhead for management of individual oil and gas properties and believe all costs have been properly allocated.

22. In response to the Staff's comment, we have revised our disclosure to clarify the reasons for the decrease in consolidated oil and production revenues and net income.

23. In response to the Staff's comment, we have expanded our disclosure regarding the Williston Basin, North Dakota project on page 32. See also our responses to the Staff's comments for Items 12 and 53 herein.

24. In response to the Staff's comment, we have deleted all references to probable and possible reserve estimates.

25. In response to the Staff's comment, we have deleted all references to probable and possible reserve estimates.

26. In response to the Staff's comment, we have expanded our disclosure for Mr. Noble and Mr. Majeres as requested. Further, we have deleted Mr. Dan Denton as Vice President of Operations as Mr. Denton has separated from the Company since the date of the initial filing of the Form SB-2 Registration Statement.

27. In response to the Staff's comment, we have expanded our disclosure to clarify the non-interest bearing receivable with Mr. Simmons.

28. In response to the Staff's comment, we have expanded our disclosure regarding the consulting services provided by Mr. Agranoff.

29. In response to the Staff's comment, we have expanded our disclosure to provide information about the amounts paid to Maverick Drilling Company and that the relationship with Southwest Oil and Gas Management was terminated effective May 15, 2005.


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
30. In response to the Staff's comment, we have expanded our disclosure to provide additional information as requested.

31. In response to the Staff's comment, please be advised that none of the selling stockholders is a broker-dealer.

32. In response to the Staff's comment, we have expanded our disclosure to clarify that none of the selling stockholders is an affiliate of a broker-dealer. In addition, we have expanded our disclosure regarding the status of selling stockholders as statutory "underwriters" in the section entitled "Plan of Distribution" as requested by the Staff.

33. In response to the Staff's comment, we have expanded our disclosure to identify the natural person that has the ultimate voting or investment control over shares held by any non-natural selling stockholder.

34. In response to the Staff's comment, upon effectiveness of the registration statement, we intend to advise all selling stockholders of their duties and responsibilities under Regulation M.

35. In response to the Staff's comment, we hereby confirm our understanding that short sales of common stock "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective and that any sales of such shares would constitute a violation of Section 5.

36. In response to the Staff's comment, we have deleted the specified language as requested.

37. In response to the Staff's comment, we have deleted the specified language as requested.

38. In response to the Staff's comment, we have revised the signature section to include the signature of our Chief Financial Officer, who also serves as the principal accounting officer.

39. In response to the Staff's comment, we have expanded our disclosure to include estimates for all expenses associated with the registration statement.

40. In response to the Staff's comment, we have revised our disclosure to delete the paragraph as requested.

41. In response to the Staff's comment, we have revised the balance sheet and statement of stockholders' equity to reflect the retroactive adjustment of the reverse stock split for all periods presented.

42. In response to the Staff's comment, we considered it appropriate to recognize the loss on sale of oil and gas properties in 2003 since the property sold represented the Company's only proved


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
reserves at the time of the sale. It was inappropriate to recognize the gain on sale of oil and gas properties in 2004 as per Rule 410(c) of Regulation S-X, and therefore the financial statements were adjusted to remove the gain and to reduce capitalized oil and gas property reserves. No adjustment was made to depletion as the effect would be immaterial.

43. In response to the Staff's comment, we have reviewed and expanded our disclosure as requested.

44. In response to the Staff's comment, we have reviewed and expanded our disclosure as requested.

45. In response to the Staff's comment, we reviewed paragraph 8-10 of SFAS 123 when valuing warrants issued for services, and determined that the fair value of the services received was not reliably measurable. Therefore, the transactions were recorded based on the fair value of the warrants issued.

46. In response to the Staff's comment, we have reviewed and expanded our disclosure as requested.

47. In response to the Staff's comment, please note that we have reviewed and revised our disclosure as these were incorrectly disclosed as stock options granted to employees when it was actually shares of common stock.

48. In response to the Staff's comment, we have reviewed and revised the disclosure of Stock Warrants in Footnote 11 to include all stock warrant issuances to employees and members of the Board of Directors during the fiscal year ended December 31, 2004, including the grant date, exercise price and that the exercise price was greater than or equal to the fair market value at the date of grant, and accordingly, no current or deferred compensation was recorded.

49. In response to the Staff's comment, we have reviewed and revised our disclosure to reflect that the Board of Directors offered the employees the opportunity to repay their notes receivables through the return of common stock instead of cash. However, the terms of each transaction required the employee to return an additional 20% of shares of common stock over the stock's fair market value. We considered this additional 20% as a reduction in compensation cost, but did not record it due to the immateriality of each amount.

50. In response to the Staff's comment, we have filed the legal opinion as an exhibit to Amendment Number 1 of the Form SB-2 registration statement.

51. In response to the Staff's comment, please be advised that no separate document exists for this receivable.


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
52. In response to the Staff's comment, please be advised that no written agreements exist with Maverick Drilling Company. With regard to Southwest Oil and Gas Management, please be advised that the principal of Southwest, Mr. Wayne Beninger, became our Chief Operating Office on May 16, 2005. Therefore, we no longer utilize the services of Southwest. We have reviewed and revised our disclosure in the section entitled "Related Party Transactions" on page 45 to clarify the status of the relationship. In further response to the Staff's comment, we have included the agreement with our former vendor (Southwest) as an exhibit.

53. In response to the Staff's comment, based on all available data, we believe that the estimates of proved reserves included in the Form SB-2 registration statement comply with the requirements of Regulation S-X Rule 4-10(a). All of our estimates of proved reserves have at least a reasonable certainty of being recovered under current conditions. Although the production began to fall below the trend established over time, we noted that this decline seemed to be accompanied by an increase in power consumption by the electric submersible pump
(ESP). This suggested that the ESP was beginning to fail, which it did on the evening of July 7, 2005. As of July 12, 2005, the pump is being replaced and the well is expected to return to a rate of approximately 200 bopd. We anticipate the production will follow the projections as established by McCartney Engineering, LLC in their report of March 17, 2005.

54. In response to the Staff's comment, we believe the proved undeveloped waterflood reserves for the Conoco Gruman 18 #1 well are appropriate as the well has been designated by the State of North Dakota as being in the Eland Field, a nearby successful waterflood project.

55. In response to the Staff's comment, please note that the "net gas" projection has been reduced due to shrinkage by 55% below what would have been expected based solely on our net revenue interest (as noted at the top of the PDP and PUD cash flows). Therefore, the cash flow reflects "sales" volumes net to us and not "produced" volumes. Based on our lease operating records, December 2004 gas sales were $2,171.75 on 372.06 Mcf. December 2004 liquid sales were $3,606.42 on 4643.5 gallons. Dividing the total revenues ($5,778.17) by the net gas sales (372.06 Mcf) equals $15.53/Mcf of sales. Since the "net gas" shown on the cash flow is actually "net sales," equivalent to the operating statement volumes, we believe the price of $15.50 is appropriate.

56. In response to the Staff's comment, please note that we have budgeted funds for the water injection well and have developed a drilling program and authority for expenditure. We are in the process of preparing all documents for state and city permitting.

57. In response to the Staff's comment, please see attached Exhibit "A" which addresses the technical justification for the proved undeveloped reserves in the Southwest Garwood Field in Colorado County, Texas and includes offset evidence, drainage, recovery factors and decline projections.

                           **************************


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
                                   EXHIBIT "A"
                             SOUTHWEST GARWOOD FIELD
                             -----------------------
                             COLORADO COUNTY, TEXAS

Question 57: "Please provide the technical justification for the proved undeveloped reserves of 1,164 MMCF in the Southwest Garwood Field in Colorado (County,) Texas. Please address such issues as offset evidence, drainage area, recovery factor and decline projections."

In response to Question 57, we have prepared the following detailed information for each project which accounts for the 1,164 MMCF net Proved Undeveloped reserves. For each reserve estimate, we have provided a brief description of the project including the technical justification for offset evidence, drainage area, recovery factor and decline projection. Additionally, all locations meet the one offset rule as required by the SEC, all reservoirs have been flow tested, all reserve volumes were calculated by analogy to ensure reasonable certainty, and all proved undeveloped locations are included in our budget and management commitment at the appropriate level to proceed with the development plans.

==============================================================================================================================
                                                                                                                          NET
                        WELL NAME            ZONE NAME         FAULT BLOCK                                                MMCF
==============================================================================================================================
PROJECT DESCRIPTION  PINTAIL FLATS #1     LOWER WILCOX 13     FAULT BLOCK A                                                218
------------------------------------------------------------------------------------------------------------------------------
       GENERAL NOTE  Replacement of Hopkins #1 Well.  Lost Lower Wilcox 13 due to mechanical failure.
    OFFSET EVIDENCE  Zone tested in Hopkins #1.  Non Fracture Treatment rates reported as 1.9 MMCF/D.
      DRAINAGE AREA  120 Acre Drainage area assigned as per actual drainage seen in Hopkins #1 in L. Wilcox 10.
    RECOVERY FACTOR  Depletion drive mechanism evident from offset production and L. Wilcox 10 zones.  70% RF assigned.
 DECLINE PROJECTION  Initial production rate is 2.0 MMCF/D, held flat for .5 year.  Average annual decline rate is 50%.
==============================================================================================================================

==============================================================================================================================
                                                                                                                          NET
                        WELL NAME            ZONE NAME         FAULT BLOCK                                                MMCF
==============================================================================================================================
PROJECT DESCRIPTION  LOCATION D           LOWER WILCOX 13     FAULT BLOCK A-SOUTH                                          395
------------------------------------------------------------------------------------------------------------------------------
       GENERAL NOTE  Offset to Hopkins 1 (tested) & Kallina #2 well (logged pay).
    OFFSET EVIDENCE  Zone tested in Hopkins #1.  Non Fracture Treatment rates reported as 1.9 MMCF/D.
      DRAINAGE AREA  120 Acre Drainage area assigned as per actual drainage seen in Hopkins #1 in L. Wilcox 10.
    RECOVERY FACTOR  Depletion drive mechanism evident from offset production and L. Wilcox 10 zones.  70% RF assigned.
 DECLINE PROJECTION  Initial production rate is 2.0 MMCF/D, held flat for .5 year.  Average annual decline rate is 50%.
==============================================================================================================================


                                        7

==============================================================================================================================
                                                                                                                          NET
                        WELL NAME            ZONE NAME         FAULT BLOCK                                                MMCF
==============================================================================================================================
PROJECT DESCRIPTION  LOCATION B           LOWER WILCOX 10     FAULT BLOCK A                                                172
------------------------------------------------------------------------------------------------------------------------------
       GENERAL NOTE  Western one location offset to Hopkins #1.
    OFFSET EVIDENCE  Hopkins #1 produced 2.2 BCF.  Non Fracture Treated production, prematurely abandoned.
      DRAINAGE AREA  Ultimate recovery from material balance of Hopkins #1 pressure is 85 Acres.  Assigned 80 Acres for offset.
    RECOVERY FACTOR  Assigned 70% RF based on Hopkins #1 P/Z abandonment conditions of 2500 psi.
 DECLINE PROJECTION  Initial production rate is 2.0 MMCF/D, held flat for .5 year.  Average annual decline rate is 50%.
==============================================================================================================================

==============================================================================================================================
                                                                                                                          NET
                        WELL NAME            ZONE NAME         FAULT BLOCK                                                MMCF
==============================================================================================================================
PROJECT DESCRIPTION  LOCATION C           LOWER WILCOX 10     FAULT BLOCK A                                                218
------------------------------------------------------------------------------------------------------------------------------
       GENERAL NOTE  Southern one location offset to Hopkins #1.
    OFFSET EVIDENCE  Hopkins #1 produced 2.2 BCF.  Non Fracture Treated production, prematurely abandoned.
      DRAINAGE AREA  Ultimate recovery from material balance of Hopkins #1 pressure is 85 Acres.  Assigned 80 Acres for offset.
    RECOVERY FACTOR  Assigned 70% RF based on Hopkins #1 P/Z abandonment conditions of 2500 psi.
 DECLINE PROJECTION  Initial production rate is 2.0 MMCF/D, held flat for .5 year.  Average annual decline rate is 50%.

==============================================================================================================================
                                                                                                                          NET
                        WELL NAME            ZONE NAME         FAULT BLOCK                                                MMCF
==============================================================================================================================
PROJECT DESCRIPTION  LOCATION D           LOWER WILCOX 5      FAULT BLOCK C                                                 70
------------------------------------------------------------------------------------------------------------------------------
       GENERAL NOTE  Offset location to Kallina #2.
    OFFSET EVIDENCE  Kallina #2 produced 78 MMCF.  Non Fracture Treated production.
      DRAINAGE AREA  20 Acre Drainage assignment based on production from Kallina #2.
    RECOVERY FACTOR  Depletion drive mechanism evident from L. Wilcox 10 and offset production.  70% RF assigned.
 DECLINE PROJECTION  Initial production rate is .5 MMCF/D, held flat for .5 year.  Average annual decline rate is 50%.
==============================================================================================================================


                                        8

==============================================================================================================================
                                                                                                                          NET
                        WELL NAME            ZONE NAME         FAULT BLOCK                                                MMCF
==============================================================================================================================
PROJECT DESCRIPTION  PINTAIL FLATS #1     LOWER WILCOX 1      FAULT BLOCK A                                                 52
------------------------------------------------------------------------------------------------------------------------------
       GENERAL NOTE  Offset location to Hopkins #1.
    OFFSET EVIDENCE  Hopkins #1 produced 206 MMCF.  Non-Fracture Treated production.
      DRAINAGE AREA  20 Acre Drainage assignment based on production from Hopkins #1.
    RECOVERY FACTOR  Depletion drive mechanism evident from L. Wilcox 10 and offset production.  70% RF assigned.
 DECLINE PROJECTION  Initial production rate is .4 MMCF/D, held flat for .5 year.  Average annual decline rate is 50%.
==============================================================================================================================

==============================================================================================================================
                                                                                                                          NET
                        WELL NAME            ZONE NAME         FAULT BLOCK                                                MMCF
==============================================================================================================================
PROJECT DESCRIPTION  LOCATION C           LOWER WILCOX 1      FAULT BLOCK A                                                 38
------------------------------------------------------------------------------------------------------------------------------
       GENERAL NOTE  Offset location to Hopkins #1.
    OFFSET EVIDENCE  Hopkins #1 produced 206 MMCF.  Non-Fracture Treated production.
      DRAINAGE AREA  20 Acre Drainage assignment based on production from Hopkins #1.
    RECOVERY FACTOR  Depletion drive mechanism evident from L. Wilcox 10 and offset production.  70% RF assigned.
 DECLINE PROJECTION  Initial production rate is .4 MMCF/D, held flat for .5 year.  Average annual decline rate is 50%.
==============================================================================================================================


                     =========================================================================================================
                     TOTAL RESERVES                                                                                      1,163
                     =========================================================================================================


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